Exhibit 21.1

List of Subsidiaries of NioCorp Developments Ltd. (the “Company”)

Name	State/Province of Formation	Ownership
0896800 B.C. Ltd. (“0896800”)	British Columbia	100%
Elk Creek Resources Corp.	Delaware	79.7%(1)
NioCorp Technologies Limited	United Kingdom	100%

(1)	Represents 100% of Class A common stock owned by 0896800, and 4,282,116 Vested Shares and 3,391,596 Earnout Shares (each as defined below) held by third parties, and outstanding as of June 30, 2024.